UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

XO Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98417K106
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98417K106

1	NAMES OF REPORTING PERSONS Diamondback Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 7 Pages

CUSIP No.	98417K106

1	NAMES OF REPORTING PERSONS Diamondback Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 7 Pages

CUSIP No.	98417K106

1	NAMES OF REPORTING PERSONS DBCM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
Page 4 of 7 Pages

CUSIP No.	98417K106
This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed on January 7, 2009 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”) with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of XO Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
As of December 31, 2010 and as of the date of this filing, (i) Diamondback Master Fund, Ltd. did not and does not beneficially own any shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may not be deemed to have beneficially owned or beneficially own any shares of Common Stock beneficially owned by Diamondback Master Fund, Ltd.
Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Lawrence Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.
(b)	Percent of class:
The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 11, 2010, indicates that the total number of outstanding shares of Common Stock as of November 11, 2010 was 182,075,165. Based on the Company’s outstanding shares of Common Stock, (i) as of December 31, 2010, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to have beneficially owned 0.0% of the outstanding shares of Common Stock of the Company and (ii) as of the date of this filing, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to beneficially own 0.0% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

Page 5 of 7 Pages

CUSIP No.	98417K106
See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Page 6 of 7 Pages

CUSIP No.	98417K106
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: February 10, 2011

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ John Hagarty	By:	/s/ Rebecca Sheinberg

Name: John Hagarty		Name: Rebecca Sheinberg
Title: Chief Operating Officer		Title: Senior Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Lawrence Sapanski

Name: Lawrence Sapanski
Title: Managing Member

Page 7 of 7 Pages